

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2025

Ben Kohn
Chief Executive Officer
Playboy, Inc.
10960 Wilshire Blvd., Suite 2200
Los Angeles, CA 90024

> **Re: Playboy, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 18, 2025**
> **File No. 333-288774**

Dear Ben Kohn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Claudia Dubon